KENVUE INC.
199 Grandview Road
Skillman, New Jersey 08558
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention:    Abby Adams
Kenvue Inc.
Registration Statement on Form S-4
File No. 333-274376
September 14, 2023
Dear Ms. Adams:
Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), Kenvue Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement, as then amended, will become effective under the Securities Act at 4:00 p.m. (New York City time) on September 18, 2023 or as soon thereafter as practicable.
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It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Matthew G. Jones at (212) 474-1298. The Company hereby authorizes Mr. Jones to orally modify or withdraw this request for acceleration.

Very truly yours,

KENVUE INC.

By:	/s/ Mercedes Michel
	Name:	Mercedes Michel
	Title:	Treasurer
[Signature Page to the Company’s Acceleration Request]